

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Joseph E. Teichman, Esq.
Executive Vice President and General Counsel
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus REIT II, Inc.**
> **Schedule TO-I Filed November 28, 2023**
> **File No. 005-94193**

Dear Joseph E. Teichman:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed November 28, 2023

General

1.  We have noticed multiple discrepancies between the Offer conditions specified under the heading "What are the most significant conditions to the Offer?" in the Summary Term Sheet and Section 6 of the Offer to Purchase. For example, "materially impairs the contemplated benefits to us of the Offer" is listed as the last prong of the first condition on page 6 of the Offer to Purchase, but it omitted from that condition on page 16 of the Offer to Purchase. Please revise to consistently present the Offer conditions in these two sections.

2.  In light of your disclosure of the advisory agreement with the Advisor on page 21 of the Offer to Purchase, it appears that you should file that advisory agreement as an exhibit to Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Summary Term Sheet, page 1

3.      On page 6 of the Offer to Purchase, please describe or expand to explain what constitutes the "contemplated benefits . . . of the Offer" so that stockholders may better understand the scope of your Offer and the relevant conditions.

4.      On page 6 of the Offer to Purchase, you have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any U.S. national securities exchange or in the over-the-counter market, or delete this language.

Withdrawal Rights, page 15

5.      Refer to the following disclosure made on page 15 of the Offer to Purchase: "Stockholders may also withdraw Shares tendered at any time on or after January 21, 2024 if their Shares have not been accepted for payment before that time." It does not appear that January 21, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of this Offer. Please revise or advise.

Conditions of the Offer, page 16

6.      On page 17 of the Offer to Purchase, you have included a condition that will be triggered by "the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States." Given the current ongoing hostilities, please explain what is meant by "indirectly involving the United States" for purposes of this condition so that stockholders can better understand its scope.

7.      Refer to the following statement made on page 18 of the Offer to Purchase: "If any of the [Offer] conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer." All conditions to an offer, except conditions relating to the receipt of governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of government approvals, or advise.

8.      Refer to the following sentence in the last paragraph of this section on page 18 of the Offer to Purchase: "Our failure to timely to [*sic*] exercise any of the foregoing rights may be deemed a waiver of that right." If a bidder waives an offer condition, it must do so promptly and with timely notice of the waiver to target security holders; it should not, consistent with its obligation to inform target security holders of changes to the terms of the offer, seek to waive an offer condition by failing to timely assert it. Please confirm your understanding in your response letter.

Recommendation, page 27

9.	Please revise this section to explain how the Company set the Offer price at $6.00 per Share, other than simply reflecting a premium to the West 4 Offer price. If the Company considered trading prices of the Shares in the secondary markets in setting the Offer price, please revise accordingly. If it did not consider secondary market trading prices, expand to explain why it did not do so.

	We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Please direct any questions to Christina Chalk at 202-551-3263, Shane Callaghan at 202-330-1032 or Eddie Kim at 202-679-6943.

	Sincerely,

	Division of Corporation Finance
	Office of Mergers & Acquisitions